

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 16, 2009

<u>VIA U.S. MAIL AND FAX (202) 266-5700</u>

Michael T. Kirshbaum
Chief Financial Officer
The Advisory Board Company
2445 M Street, NW
Washington, D.C. 20037

>   **Re: The Advisory Board Company**
>   **Form 10-K for Fiscal Year Ended**
>   **March 31, 2008**
>   **Filed May 30, 2008**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2008**
>   **Filed November 10, 2008**
>   **Definitive Proxy Statement**
>   **Filed July 25, 2008**
>   **File No. 000-33283**

Dear Mr. Kirshbaum:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Kevin Woody
                                Branch Chief